Enterra Energy Trust Announces Third Quarter 2008 Financial and Operating Results

Calgary, Alberta – (Marketwire – November 14, 2008) Enterra Energy Trust (“Enterra” or the “Trust”) announces its financial and operating results for the three and nine months ended September 30, 2008.

“We made tremendous progress on reducing our debt during the quarter,” commented Blaine Boerchers, Enterra’s Chief Financial Officer.  “We were successful in keeping our production steady and achieved 100 percent drilling success during the quarter.  The improvement in our financial strength during 2008 will provide us with more financial flexibility to manage through the current volatile economic and financial market conditions.”

Q3 2008 Significant Accomplishments

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Reduction of total bank debt in the quarter by $31.3 million to $102.8 million, for a total decrease of $69.2 million since the beginning of 2008

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Funds from operations for the quarter were $27.9 million and $83.7 million for nine months

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Average production of 10,117 boe per day, better than previous target

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Drilled seven liquids-rich gas wells in Oklahoma with 100 percent success

In the third quarter 2008, Enterra reported net income of $14.9 million ($0.23 per unit), compared to a net loss of $47.7 million ($0.78 per unit) in the same period last year.  The Trust’s funds from operations totalled $27.9 million during the quarter, which is an increase of 29 percent over the same period last year. The increase in funds from operations is primarily the result of higher commodity prices realized.

Capital expenditures during the quarter were $13.7 million.  Enterra participated in the drilling of seven (1.6 net) wells in Oklahoma.  The wells were liquids-rich natural gas wells which were 100 percent successful.  All seven wells have been completed and are in the early dewatering stages.

The Trust recorded a provision for non-recoverable receivables for the full amount owed by SemGroup L.P. of $9.1 million with a corresponding decrease to net income ($6.7 million net of tax).  Management believes that some portion of the $9.1 million may be recoverable; however, that amount cannot be determined at this time and therefore an allowance for the full amount has been recorded.

In light of current market uncertainty, Enterra’s management and board of directors have decided not to reintroduce any distribution payments for the balance of 2008.  Instead, it was determined that the best use of excess cash flow available to the Trust will be towards further debt reduction.  Enterra’s priority remains the maintenance of the maximum financial flexibility possible, while also continuing to reinvest conservatively to preserve and grow the underlying value of the Trust’s assets.  Enterra intends to announce specific strategies and targets for 2009 by the end of November.

Third Quarter Summary
	Three months ended September 30
	2008	2007	Change
Average sales volume (boe/day)	10,117	12,798	(21%)
Revenues(1) (in thousands)	$68,026	$57,677	18%
Funds from operations(2) (in thousands)	$27,865	$21,592	29%
Net Income (loss) per unit	$0.23	$(0.78)	N/A
Average sales price realized per boe	$73.09	$48.99	49%
Royalties per boe	$19.19	$8.00	140%
Production expense per boe	$16.64	$13.90	20%
Transportation expense per boe	$0.28	$0.27	4%
Operating netback(2) per boe	$36.98	$26.82	38%
G&A expense per boe	$3.79	$3.79	-
Cash interest expense per boe	$3.82	$4.86	(21%)
Other cash costs	(0.57)	(0.17)	N/A
Cash flow netback(2) per boe	$29.94	$18.34	61%

(1)

Excludes unrealized mark to market gain or loss.

(2)

Funds from operations, operating netback and cash flow netback are non-GAAP financial measures. Refer to “Non-GAAP Terms” in the Trust’s Management’s Discussion and Analysis (“MD&A”).

Revised 2008 Outlook

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Enterra continues to target 100 percent replacement of reserves produced in 2008.  However, low commodity prices at year end compared with pricing levels seen during much of 2008 may lead to a lower reserve life across Enterra’s portfolio and make this target challenging to achieve.

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Average daily production target for 2008 is in the range of 9,700 - 10,300 boe per day (an increase of 500 boe per day from previous guidance), with a year end exit rate of between 9,600 - 10,100 boe per day (an increase of 600 boe per day from previous guidance).

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2008 capital program is revised upward from previously announced $38 million budget to $43 million.

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During the fourth quarter of 2008, the Trust anticipates drilling 15 wells (7.2 net), in addition to the 26 (9.5 net) wells drilled year-to-date.

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Objective to achieve a bank debt level of between $95 million and $100 million drawn on $135 million senior credit facility by year end.

The Trust’s complete unaudited consolidated financial statements, accompanying notes and MD&A for the quarter are available on Enterra's website at www.enterraenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Enterra will host a conference call and webcast Tuesday, November 18, 2008 at 9:00 a.m. MT (11:00 a.m. ET) to discuss the Trust’s third quarter 2008 results.  To access the call, please dial 866-225-6564 or 416-641-6119. A live audio webcast of the conference call will be available on the home page of Enterra’s website at www.enterraenergy.com.  A replay of the conference call will be available until 11:59 p.m. MT, November 25, 2008. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 3274574#.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63 percent natural gas and 37 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Barrels of Oil Equivalent

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com